Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Six Months Ended June 30, 2016

CALGARY, Aug. 8, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and unaudited financial results for the three and six months ended June 30, 2016.

The unaudited financial statements and management discussion and analysis for the three and six months ended June 30, 2016, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

HIGHLIGHTS

•	Achieved average production of 64,285 boe/d during Q2 2016, a decrease of 2% as compared to 65,389 boe/d in the prior quarter. Production increased 24% from 51,831 boe/d in Q2 2015, with higher volumes from our Irish, Netherlands, Australian, Canadian and US business units.
•	Fund flows from operations ("FFO") for Q2 2016 was $126.6 million ($1.10/basic share(1)), an increase of 35% quarter-over-quarter and a 2% decrease year-over-year. The quarter-over-quarter increase in FFO was attributable to higher commodity prices and lower operating expenses from our ongoing focus on cost reduction initiatives.
•	Irish production continued to ramp up during the quarter, with better than expected well deliverability and minimal downtime at Corrib since start up on December 30, 2015. With five of the six wells currently online, production averaged 47 mmcf/d (7,877 boe/d) net to Vermilion during Q2 2016, an increase of 39% versus the prior quarter. Following recertification activities associated with the third party gas distribution pipeline network during the quarter, production volumes at Corrib reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d), net to Vermilion at the end of Q2 2016.
•	Completed our two-well sidetrack drilling program in Australia during the quarter. Both wells were drilled from the Wandoo B platform. The first well was placed on production at the end of June at an average rate of 2,000 bbls/d for the first month of production, with the second well placed on production during the last week of July at an average rate of 2,700 bbls/d.
•	On June 28, Vermilion entered into a definitive purchase and sale agreement for operated and non-operated interests in five oil and three gas producing fields in Germany from Engie E&P Deutschland GmbH, for total consideration of €33 million ($47.9 million), with an expected closing date in Q4 2016. Vermilion will assume operatorship of six of the eight producing fields. The assets are expected to produce approximately 2,000 boe/d (50% oil) in 2016. Proved plus probable reserves are estimated at 9.2 million boe(2) (74% proved developed producing(2)) based on an independent evaluation by GLJ Petroleum Consultants Ltd. with an effective date of December 31, 2015. Transaction metrics are estimated at approximately $24,000 per boe per day, $5.86 per boe of proved plus probable reserves(2) including future development capital (generating a 2P recycle ratio of 3.5 times based on projected 2016 netbacks), and 3.1 times estimated 2016 operating cash flow(1). The acquisition is expected to be accretive for all pertinent per share metrics including production, fund flows from operations(2), reserves and net asset value. The acquisition adds another low decline rate (approximately 10%) asset to our portfolio, and provides us with our first operated producing properties in Germany, further strengthening our presence in the country.
•	Our Profitability Enhancement Program ("PEP") initiative continues to generate tangible results, further strengthening our balance sheet and enhancing the long-term profitability of our business. PEP cost savings related to capital spending, operating expenses and G&A expenditures reached nearly $90 million for full-year 2015, and we expect to deliver a further $40 to $50 million of cost reductions for 2016. Year to date, we have reduced unit operating costs by 18% versus the prior year. Looking forward, we anticipate full-year unit operating expense to be lower than 2015, which would result in four consecutive years of improvement in unit operating costs, reflecting both increased volumes and our reduced cost structure.
•	Cost reductions in our project portfolio have allowed us to reinstate several projects to our capital program during the latter part of 2016 with only a modest change to our 2016 capital budget. Additions include the reinstatement of a four-well drilling program in the Champotran field in France, three (3.0 net) Cardium wells, and seven (4.0 net) Mannville wells in Canada. As a result of these additions, we expect to invest $240 million on exploration and development ("E&D") capital during 2016, as compared to our previous guidance of $235 million. Because the additions will occur in the latter part of the year, they will have little impact on 2016 production. Consequently, our full year production guidance of 62,500 to 63,500 boe/d, representing 10% per share production growth year-over-year, remains unchanged. We expect to produce at the upper end of this production guidance range.
•	As part of an ongoing effort to better define and disclose our future growth profile, we have accelerated certain parts of our annual budgeting process and expanded our efforts to look at the next two years instead of just 2017. While we will not disclose our formal budget guidance until late 2016, we are able to set approximate targets now for the next two years based on current forward commodity prices. At present, subject to unexpected changes in the commodity price outlook, we anticipate investing E&D capital of approximately $295 million in 2017 and $335 million in 2018. With these projected investment levels, we expect to deliver production of 69,000 to 70,000 boe/d in 2017 and 75,000 to 76,000 boe/d in 2018, representing year-over-year increases of approximately 9% for both years. A summary of our drilling locations by region and major play type can be found in our updated August 2016 investor presentation, located on the company website.
•	We plan to start prorating the Premium DividendTM component of our Dividend Reinvestment Plan by 25% in Q4 2016, beginning with our October dividend. Eligible shareholders who have elected to participate in the Premium DividendTM component will continue to receive a 1.5% premium on 75% of their shares, and will receive the regular cash dividend on the remaining 25% of their shares. Subject to unexpected changes in the commodity price outlook, it is our intent to continue increasing the proration during 2017, at the end of which there would be no further equity issuance under the Premium DividendTM component of our Dividend Reinvestment Plan.
•	On June 9, 2016, the four exploration blocks conditionally granted to Vermilion were ratified by the Republic of Croatia. The exploration blocks consist of approximately 2.35 million gross acres (100% working interest), with a substantial portion of the acreage located near existing crude oil and natural gas fields in northeast Croatia. Work obligations include typical exploration and appraisal activity with modest, back-loaded capital commitments. The initial five-year exploration period consists of two phases with an option to relinquish the blocks following the initial three-year phase.
•	Vermilion's MSCI ESG (Environment, Social and Governance) rating increased from BB to BBB for 2016, and our Governance Metrics score ranked in the 90th percentile globally. This follows our 9th-place ranking in the 2016 Corporate Knights Future 40 Responsible Corporate Leaders in Canada list (the highest ranking for an oil and gas company). These recognitions reflect Vermilion's continued focus on combining financial results with exemplary environmental, social and governance performance. Please refer to our Sustainability Report at http://sustainability.vermilionenergy.com/ for more information about our environmental and social stewardship. We expect to release our next Sustainability Report in August 2016.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
(2)	Estimated proved plus probable and proved developed producing reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated June 27, 2016 with an effective date of December 31, 2015.
TMdenotes trademark of Canaccord Genuity Capital Corporation.

HIGHLIGHTS

	Three Months Ended			Six Months Ended
($M except as indicated) Financial	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
Petroleum and natural gas sales	212,855	177,385	264,331	390,240	460,216
Fund flows from operations	126,568	93,667	129,496	220,235	250,291
Fund flows from operations ($/basic share) (1)	1.10	0.83	1.18	1.93	2.31
Fund flows from operations ($/diluted share) (1)	1.09	0.82	1.17	1.91	2.28
Net (loss) earnings	(55,696)	(85,848)	6,813	(141,544)	8,088
Net (loss) earnings ($/basic share)	(0.48)	(0.76)	0.06	(1.24)	0.07
Capital expenditures	71,714	62,773	90,173	134,487	264,484
Acquisitions	8,550	870	480	9,420	515
Asset retirement obligations settled	2,200	2,024	1,218	4,224	4,325
Cash dividends ($/share)	0.645	0.645	0.645	1.290	1.290
Dividends declared	74,662	72,847	70,976	147,509	140,366
% of fund flows from operations	59%	78%	55%	67%	56%
Net dividends (1)	24,146	24,857	28,675	49,003	76,687
% of fund flows from operations	19%	27%	22%	22%	31%
Payout (1)	98,060	89,654	120,066	187,714	345,496
% of fund flows from operations	78%	96%	93%	85%	138%
% of fund flows from operations (excluding the Corrib project) (1)	N/A	N/A	76%	N/A	123%
Net debt	1,398,950	1,367,063	1,377,902	1,398,950	1,377,902
Ratio of net debt to annualized fund flows from operations	2.8	3.6	2.7	3.2	2.8
Operational
Production
Crude oil and condensate (bbls/d)	28,416	29,199	30,689	28,808	30,104
NGLs (bbls/d)	2,713	2,672	2,094	2,693	1,901
Natural gas (mmcf/d)	198.93	201.11	114.29	200.02	114.64
Total (boe/d)	64,285	65,389	51,831	64,837	51,113
Average realized prices
Crude oil, condensate and NGLs ($/bbl)	53.90	39.35	68.90	46.63	64.23
Natural gas ($/mcf)	3.53	3.76	4.86	3.65	5.06
Production mix (% of production)
% priced with reference to WTI	20%	20%	27%	20%	27%
% priced with reference to AECO	22%	25%	21%	24%	21%
% priced with reference to TTF and NBP	29%	26%	16%	28%	17%
% priced with reference to Dated Brent	29%	29%	36%	28%	35%
Netbacks ($/boe)
Operating netback	27.66	21.63	36.89	24.64	34.30
Fund flows from operations netback	21.90	16.12	26.76	19.00	27.83
Operating expenses	9.02	9.58	12.12	9.30	11.40
Average reference prices
WTI (US $/bbl)	45.59	33.45	57.94	39.52	53.29
Edmonton Sweet index (US $/bbl)	42.51	29.76	55.08	36.13	48.46
Dated Brent (US $/bbl)	45.57	33.89	61.92	39.73	57.95
AECO ($/mmbtu)	1.40	1.83	2.65	1.61	2.70
NBP ($/mmbtu)	5.78	5.97	8.42	5.88	8.71
TTF ($/mmbtu)	5.61	5.70	8.38	5.66	8.54
Average foreign currency exchange rates
CDN $/US $	1.29	1.37	1.23	1.33	1.24
CDN $/Euro	1.46	1.52	1.36	1.49	1.38
Share information ('000s)
Shares outstanding - basic	116,173	113,451	109,806	116,173	109,806
Shares outstanding - diluted (1)	118,948	116,491	112,626	118,948	112,626
Weighted average shares outstanding - basic	115,366	112,725	109,319	114,046	108,421
Weighted average shares outstanding - diluted (1)	116,587	114,110	110,746	115,090	109,792
(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

MESSAGE TO SHAREHOLDERS

Over the past two years of significantly lower commodity prices, Vermilion's course and priorities have remained consistent.  Our priorities are to maintain a strong balance sheet, protect our dividend, and to provide for future production growth, in that order.  Despite the challenging pricing environment, we have been able to achieve all of these objectives.

Following our disciplined approach to financial management, we remain committed to running a sustainable growth-and-income business model.  We are managing our business based on the current commodity strip price, and have structured our spending so that fund flows from operations will match or exceed cash outflows for net dividends and exploration and development ("E&D") capital expenditures.  Based on current strip prices, we project a 2016 payout of approximately 80%, which provides cash flow to fund our first priority, strengthening the balance sheet through debt reduction.

Our Profitability Enhancement Program ("PEP") initiative continues to generate tangible results, further strengthening our balance sheet and enhancing the long-term profitability of our business.  PEP cost savings related to capital spending, operating expenses and G&A expenditures reached nearly $90 million for full-year 2015, and we expect to deliver a further $40 to $50 million of cost reductions for 2016.  Year-to-date, we have reduced unit operating expenses by 18% versus the prior year.  Looking forward, we anticipate full-year unit operating expense to be lower than 2015, which would result in four consecutive years of unit operating cost improvement, reflecting both increased volumes and our reduced cost structure.

Another initiative in response to low commodity prices is the Premium DividendTM Component of our Dividend Reinvestment Plan, which we implemented in early 2015 as a short-term measure to preserve our financial flexibility and to conservatively and inexpensively access equity capital.  We plan to start prorating the Premium DividendTM by 25% in Q4 2016.  Subject to unexpected changes in the commodity price outlook, it is our intent to continue increasing the proration during 2017, at the end of which there would be no further equity issuance under the Premium DividendTM component of our Dividend Reinvestment Plan.

Last quarter, we reiterated our intention to adhere closely to our announced $235 million E&D capital budget for 2016.  This budget represents a decrease of over 50% from 2015 and more than 65% from 2014 capital expenditure levels.  Despite this significant reduction in capital investment and the voluntary reduction of over 2,000 boe/d of gas production in Canada currently (approximately 1,000 boe/d on an annual basis for 2016) with the objective of achieving higher prices this winter, we still anticipate achieving production of between 62,500 to 63,500 boe/d, representing 15% year-over-year production growth, or nearly 10% growth on a per share basis.  Due to continuing improvements in the cost efficiency of our capital projects, we have been able to add additional capital activities to our 2016 capital plan with only a $5 million increase to our E&D capital budget, bringing it to $240 million for 2016.  Additional activities include the reinstatement of a four-well drilling program in the Champotran field in France, three (3.0 net) Cardium wells, and seven (4.0 net) Mannville wells in Canada.  Vermilion's international exposure and diversified project inventory provides the flexibility to react to changing conditions and selectively allocate capital to the highest rate of return projects.  This advantage is even more evident during times of restricted capital availability.

Having focused on our long-term priorities of protecting our balance sheet, defending our dividend, and continuing to invest in long-term growth, Vermilion is positioned to excel when commodity prices move off the lows recorded earlier this year.  As part of an ongoing effort to better define and disclose our future growth profile, we have accelerated certain parts of our annual budgeting process and expanded our efforts to look at our potential budgets for the next two years, instead of just 2017.  While we will not disclose our formal budget guidance until late in 2016, we are able to set approximate targets now for the next two years based on current forward commodity prices.  At present, subject to unexpected changes in the commodity price outlook, we anticipate investing E&D capital of approximately $295 million in 2017 and approximately $335 million in 2018.  With these projected investment levels, we expect to deliver production of 69,000 to 70,000 boe/d in 2017 and 75,000 to 76,000 boe/d in 2018, representing year-over-year increases of 9% for both years.  We believe that the depth and capital efficiency of our portfolio of assets and projects has never been stronger.  Over the long-term, we continue to target consistent organic production growth with only a modest increase in capital investment.  A summary of our drilling locations by region and major play type can be found in our updated August 2016 investor presentation, located on the company website.

OPERATIONS REVIEW

Europe

In France, we have reinstated a four-well drilling program in Champotran.  This program will follow on three consecutive years of Champotran drilling campaigns, where we have drilled 14 wells to date with a 100% success rate.  As with our other highly-economic workover and waterflood activities in France, Champotran drilling targets favourably priced Brent crude production and generates strong capital efficiencies.

Subsequent to quarter end, we spudded the first well in our two (0.9 net) well drilling program in the Netherlands.  As we announced last quarter, we were able to add this activity back into our $235 million capital budget by finding investment and cost reductions elsewhere in our budget.  The prolific nature of the wells and the premium price received for our European gas, generate rates of return in excess of 100% for drilling projects in the Netherlands at current prices.  Our plan is to drill the Langezwaag-03 (42% working interest) and Andel-6ST (45% working interest) wells during Q3 2016. If successful, we expect to bring the wells on-stream in the latter part of 2016.

In Germany, we entered into a definitive purchase and sale agreement for operated and non-operated interests in five oil and three gas producing fields from Engie E&P Deutschland GmbH, for total consideration of €33 million ($47.9 million).  The acquisition will be funded through existing credit facilities and is expected to close in late 2016.  Vermilion will assume operatorship of six of the eight producing fields.  The assets are expected to produce approximately 2,000 boe/d (50% oil) in 2016.  Proved plus probable reserves are estimated at 9.2 million boe(2) (74% proved developed producing(2)) based on an independent evaluation by GLJ Petroleum Consultants Ltd. with an effective date of December 31, 2015.  Transaction metrics are estimated at approximately $24,000 per boe per day, $5.86 per boe of proved plus probable reserves(2) including future development capital (generating a 2P recycle ratio of 3.5 times based on projected 2016 netbacks), and 3.1 times estimated 2016 operating cash flow(1).  The acquisition is expected to be accretive for all pertinent per share metrics including production, fund flows from operations(2), reserves and net asset value.

The Engie acquisition adds another low decline rate (approximately 10%) asset to our portfolio, and provides us with our first operated producing properties in Germany.  The producing assets and lands to be acquired are natural extensions to our steadily expanding land base in the North German Basin, which is the dominant producing region in Germany.  The development opportunities and subsurface characteristics of the acquired assets are similar to our existing European portfolio, including a number of low-risk optimization and workover opportunities from which we expect to maintain a flat-to-moderately growing production profile while generating free cash flow(1).  In addition, we have identified development and exploration drilling opportunities that are not included in our current reserves estimate.  Vermilion entered Germany in early 2014 through the acquisition of a 25% non-operating interest in a four-partner consortium.  In July 2015, we executed a significant exploratory farm-in that provides us with participating interest in over 850,000 net acres of undeveloped land, as well as access to key technical data in the North German Basin.  This acquisition significantly advances our objective of developing a material business unit in Germany,  a country with a long history of oil and natural gas development, a consistent fiscal framework and low political risk.

The four exploration blocks conditionally granted to Vermilion in 2015 were ratified by the Republic of Croatia on June 9, 2016.  The blocks cover approximately 2.35 million gross acres, with a substantial portion of the acreage located near existing crude oil and natural gas fields in northeast Croatia near the Hungarian border.  Capital commitments are modest and back-loaded.  The initial 5-year exploration period consists of two phases with an option to relinquish the blocks following the initial 3-year phase.  The ratification makes Vermilion the largest onshore landholder in Croatia.  Like our concessions in Hungary, the assets in Croatia are located in the under-developed Pannonian basin and are well-positioned to benefit from renewed investment and new technology.

Since the initiation of first gas at Corrib in Ireland on December 30, 2015, project ramp up has exceeded our expectations in terms of uptime and well deliverability.  Net to Vermilion, production averaged approximately 34 mmcf/d (5,650 boe/d) in Q1 2016, 47 mmcf/d (7,877 boe/d) in Q2 2016, and reached full plant capacity of approximately 65 mmcf/d (10,900 boe/d) at the end of Q2 2016.  During the quarter, planned recertification activities associated with the third party gas distribution pipeline network were completed, as well as some subsea inspections, maintenance and repairs on the subsea systems.  Currently, five of the six wells are on production, with the final well to be brought online in Q3 2016 following the conclusion of an offshore work program to lay a pipeline to the sixth well.

Australia

Following our successful sidetrack well drilled in Q4 2015, we executed a two-well drilling program in Q2 2016.  The wells drilled at Wandoo are extreme long-reach lateral wells.  While having true vertical depths of only 600 metres, the two most recent sidetrack wells have measured depths of nearly 3,000 metres and 3,800 metres, respectively.  We are pleased that our 2016 Australia drilling program came in under budget, while meeting all operational and health, safety and environmental objectives.  The first well was placed on production at the end of June at an average rate of 2,000 bbls/d for the first month of production, with the second well placed on production in during the last week of July at an average rate of 2,700 bbls/d.  Both wells have been produced at restricted rates to manage production levels and limit early-stage well drawdown   Although we do not anticipate the need to drill another well until 2019, we may consider drilling one additional sidetrack well in 2017 or 2018, should rig availability on the northwest shelf and favourable day rates make such an investment particularly attractive.

North America

Q2 2016 capital activities in Canada and the United States were limited, as our 2016 capital plan focused on drilling land expiries on our operated properties and participating in wells proposed by our partners on non-operated properties.  We currently have approximately 12 mmcf/d (2,000 boe/d) of gas-weighted production voluntarily curtailed in response to low AECO prices, with the intent of achieving greater value by bringing this production back on when gas prices improve.  Similarly, we have deferred completion into 2017 for our four (4.0 net) operated Midale oil wells drilled in southeast Saskatchewan drilled earlier in 2016.  While the wells are economic to drill, complete, and tie in at current prices, we believe that net present value will be enhanced by delaying completion and tie-in until oil prices increase from their current level.

Sustainability, Governance and Culture

Vermilion's MSCI ESG (Environment, Social and Governance) rating increased from BB to BBB and our Governance Metrics score for 2016 ranks in the 90th percentile globally.  This follows our 9th-place ranking in the 2016 Corporate Knights Future 40 Responsible Corporate Leaders in Canada list (the highest ranking for an oil and gas company).  Recognition such as this reflects Vermilion's continued focus on combining financial results with exemplary environmental, social and governance performance.  Our next Sustainability Report is expected to be released in August 2016, which will have further information about our environmental and social stewardship.

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
(2)	Estimated proved plus probable and proved developed producing reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated June 27, 2016 with an effective date of December 31, 2015.
TM denotes trademark of Canaccord Genuity Capital Corporation.

ORGANIZATIONAL UPDATE

John Donovan, formerly Executive Vice President of Business Development, has retired from Vermilion.  We appreciate John's contributions to Vermilion, and wish him the best in the future.  Leadership of our business development effort has been assumed by Jenson Tan, who has transitioned from his previous role of Director of New Ventures to Director of Business Development.  Jenson joined Vermilion in 2010, and has played a key role in acquisitions within our legacy European businesses and our entries into Germany and Central and Eastern Europe.  He was previously with ConocoPhillips Canada, where he was Asset Team Leader for fields in Alberta and Saskatchewan, following earlier assignments with ConocoPhillips in the US, China and Indonesia.  Jenson received a Bachelor of Science degree in Petroleum Engineering from the University of Texas.

2016 GUIDANCE

On November 9, 2015 we announced preliminary 2016 capital expenditure guidance of $350 million and production guidance of between 63,000-65,000 boe/d.  On January 5, 2016, in response to the continued weakness in commodity prices we reduced our 2016 capital expenditure guidance to $285 million with corresponding production guidance of 62,500-63,500 boe/d.  On February 29, 2016, we further revised our 2016 capital expenditure guidance to $235 million as a result of continued commodity price deterioration.  We maintained our production guidance of 62,500-63,500 boe/d.  The February 29, 2016 reduction primarily reflected lower expected non-operated drilling activity in Canada, fewer workovers in France, and a deferral of our Netherlands pipeline twinning program.  On August 8, 2016, we modestly increased our 2016 capital expenditure guidance to $240 million with the reinstatement of a four-well drilling program in the Champotran field in France and added drilling activity in Canada, partially offset by capital cost savings achieved to date.

The following table summarizes our 2016 guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2016 Guidance
2016 Guidance	November 9, 2015	350	63,000 to 65,000
2016 Guidance	January 5, 2016	285	62,500 to 63,500
2016 Guidance	February 29, 2016	235	62,500 to 63,500
2016 Guidance	August 8, 2016	240	62,500 to 63,500

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Monday, August 8, 2016 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will also be available on replay by calling 1-855-859-2056 using conference ID number 46839068.  The replay will be available until midnight mountain time on August 15, 2016.

You may also listen to the audio webcast by clicking  http://event.on24.com/r.htm?e=1222046&s=1&k=37804B2464A94546769FA13BF5CADFB8 or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6%. Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

SOURCE Vermilion Energy Inc.

PDF available at: http://stream1.newswire.ca/media/2016/08/08/20160808_C3616_PDF_EN_748887.pdf

%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 08-AUG-16